Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registrations Statement (Form S-3) and related Prospectus of Callon Petroleum Company for the registration of debt securities, common stock, preferred stock and warrants and to the incorporation by reference of our reports dated March 15, 2007, with respect to the consolidated financial statements of Callon Petroleum Company, Callon Petroleum Company management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Callon Petroleum Company, included in the Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New Orleans, Louisiana
January 14, 2008